Exhibit 99.2
20 November 2006
Fitch upgrades the SCOR group’s rating to “A-, stable outlook”
SCOR is pleased with Fitch’s decision to upgrade the rating of the Group and its subsidiaries from “BBB+” to “A-, stable outlook”.
Fitch’s decision to upgrade the Group’s rating was motivated by improvements in the Group’s capital adequacy and business position, the positive effects of its ongoing strategic refocusing, including the acquisition of Revios, as well as its improving profitability.
All of the major rating agencies now class the SCOR group in the “A” category, which was one of the main objectives of the “Moving Forward” plan.
2007 Communications timetable

2006 Annual Turnover	14 February 2007
2007 Renewals (excluding Japan, Korea, India)	28 February 2007